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                             September 22, 2022

       Ted Fernandez
       Chief Executive Officer and Chairman of the Board
       The Hackett Group, Inc.
       1001 Brickell Bay Drive, Suite 3000
       Miami, Florida 33131

                                                        Re: The Hackett Group,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 4, 2022
                                                            Response dated
September 6, 2022
                                                            File No. 333-48123

       Dear Mr. Fernandez:

              We have reviewed your September 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to the oral comments we conveyed on August 17, 2022.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Financial Statements
       Note 1. Basis of Presentation and General Information
       Segment Reporting , page 42

   1. We read your response to comment 1. We have objected to your conclusion that you have one operating segment
and one reportable segment. This represents an error in previously issued financial
statements, as defined in ASC 250-10-20. Please provide us with a detailed analysis
explaining how you evaluated the materiality of this error on your financial statements
and related disclosures for all periods presented. Also, separately address in detail how
this error impacted your conclusions regarding the effectiveness of your disclosure
controls and procedures and your internal control over financial reporting.
 Ted Fernandez
The Hackett Group, Inc.
September 22, 2022
Page 2
         Finally, provide us with the disclosures you plan to provide in your periodic reports with respect to this error.
2. Your response to comment 1 indicates that you plan to change to three reportable segments (SB&T-US, EEA and International) beginning in the third quarter of
         2022. Please provide us with a detailed analysis of how you determined your new operating and reportable segments pursuant to ASC 280. As part of this, describe any changes to the structure of the organization and how the CODM will manage the business, including the segment measure of profitability that the entity will utilize. Explain how your CODM will allocate resources and assess performance. Tell us how your budgeting process will be conducted, the organization levels that budget to actual results will be presented for budget monitoring purposes throughout the year and the frequency of your
         CODM   s budget monitoring process. Explain what financial information will be provided
         to your Board, including the organization levels at which it will be presented and the frequency it will be provided. Furthermore, provide us with sample disclosures showing what you plan to disclose in the segment footnote of your upcoming Form 10-Q.
       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if
you have any questions.



FirstName LastNameTed Fernandez                                Sincerely,
Comapany NameThe Hackett Group, Inc.
                                                               Division of
Corporation Finance
September 22, 2022 Page 2                                      Office of Trade
& Services
FirstName LastName